

October 22, 2010

Mr. Timothy B. Goodell, Esq.
Senior Vice President and General Counsel
Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

> **Re:** **Hess Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 4, 2010**
> **File No. 333-169009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 4, 2010**
> **File No. 1-01204**

Dear Mr. Goodell:

We have reviewed your response filed October 1, 2010 in regard to the above referenced Form 10-K and 10-Q as well as the response filed October 4, 2010 in regard to the above referenced Form S-4/A and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and/or providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed October 4, 2010

General

1. Please provide us with copies of the "board books" or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by Tudor Pickering.

Background of the Merger, page 28

2.   We note your response to prior comment 5 from our letter dated September 22, 2010. After the engagement with SMH Capital Inc. was terminated on May 7, 2009 after the special committee rejected Company A's offer as inadequate, please indicate the consideration given by American to creating a special committee and/or engaging an investment banking firm to assist it in its review of the Hess offer. In this regard, during the June 22, 2010 meeting of American's board, the board authorized management to identify and interview investment banking firms to assist the board in evaluating any potential transaction. However, there does not appear to be any further reference to these meetings nor any discussion of why no engagement was ever formed.

3.   We note your response to prior comment 6 from our letter dated September 22, 2010. Please also explain when American's full board was first notified of the discussions that its Chairman and CEO Patrick O'Brien had with Hess beginning in late summer 2009. Explain the role that the board had in the discussions with Hess, including the execution of the confidentiality agreement on February 9, 2010 and during Hess' due diligence process. The interaction of the board in this process does not appear until Mr. O'Brien informed the board on June 8, 2010 of his conversation with Mr. Pharr that Hess's senior management was seriously evaluating a possible merger.

4.   In response to prior comment 7 from our letter dated September 22, 2010, you disclose that while American was exploring the possibility of a strategic transaction with Hess, it engaged in discussions with eleven other potential strategic partners, seven of which American contacted independently. Please explain how American selected these seven companies. Please also disclose the identity of the third party investment banking firm that introduced another of these eleven companies to American during this period.

5.   Please disclose whether Tudor Pickering had any material relationships with American or Hess during the last two years.

Opinion of American's Financial Advisor, page 40

6.   You disclose on page 43 that Tudor Pickering received $1 million upon delivery of its opinion, and will receive $500,000 payable upon consummation of the merger. Please disclose why Tudor Pickering will receive the contingent compensation, considering that it was retained solely to provide an opinion to American's board on the fairness, from a financial point of view, of the merger consideration.

Summary of Tudor Pickering's Analysis, page 43

7.   Please disclose the source of the "Wall Street Research Consensus" used in the Commodity Price Assumptions.

8.   For each of the comparable companies and comparable transactions reviewed in the analyses, please tell us whether any additional companies or transactions fit within Tudor Pickering's criteria but were not analyzed or disclosed, and if so, why not.

9.   Please explain how Tudor Pickering calculated the enterprise value as used in the Select Public Company Trading Statistics Analysis.

10.   Please disclose the number and provide a description of the transactions reviewed in the Select Oil-Weighted Transaction Statistics Analysis, and disclose how you selected those included in your analysis.

11.   Please clarify if there is any overlap between those companies analyzed in the Select Oil-Weighted Transaction Statistics Analysis and those analyzed in the Selected Corporate Transaction Statistics Analysis.

12.   Please disclose how you selected the discount rates used in the Net Asset Valuation Analysis and the Discounted Cash Flow Analysis. In regard to the Net Asset Valuation Analysis, please also disclose the number of years of cash flow included.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

13.   We note your response to prior comment 2 from our letter dated September 23, 2010. Please provide an outline of your Oil Spill Response Plan for the Gulf of Mexico as approved by the BOEMRE. You also disclose your membership in certain oil spill response organizations. You disclose that in addition to owning assets in their own right, these organizations maintain business relationships that provide immediate access to additional critical response support services. Please quantify and describe the owned assets, as well as the funds available to these member organizations to obtain additional critical response support services.

Oil and Gas Reserves

Sales commitments, page 7

14.   We note your response to prior comment 10 from our letter dated September 23, 2010 that you will add disclosure of committed fixed and determinable gas sales volumes. Please also revise your disclosure to include the information from this response. In this respect, your statement on page 7 that "[t]he Corporation's United States natural gas production is expected to approximate 30% of its 2010 sales commitments under long-term contracts" could be better clarified with the information that your U.S. production is not used to supply these long-term sales commitments. You disclose in your response that in the U.S. your only long-term sales contracts are related to your energy marketing

activity, for which you disclose that you primarily rely on third party purchased natural gas to supply these customers.

Proved Undeveloped Reserves, page 80

15.   You indicate in your response to prior comment 15 from our letter dated September 23, 2010 that your development plans have been optimized such that investments are made only when they can be economically utilized. Please clarify why such investments are not economic in periods prior to your investment. As part of your response please explain in further detail how you considered each of the bullet points in Questions 131.03 of our Compliance and Disclosure Interpretations for Oil and Gas Rules, available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Certain Relationships and Related Transactions, and Director Independence, page 87 (as incorporated by reference from your Definitive Proxy Statement filed on May 5, 2010)

16.   We note your proposed disclosure in response to prior comment 16 from our letter dated September 23, 2010. However, please explain your reference to the "independence standards" of the New York Stock Exchange, and how this relates to your review of related party transactions. For instance, clarify if only independent directors or disinterested directors evaluate related party transactions. Further, clarify the earlier statement in your response that you do not have a pre-existing set of standards to review any transaction which may be required to be disclosed under Item 404 Regulation S-K, other than applicable New York Stock Exchange listing standards. In this regard, we note Rule 314.00 of the NYSE Listed Company Manual, which at a minimum, prescribes that following a review of a related party transaction, the company should determine whether or not a particular relationship serves the best interest of the company and its shareholders and whether the relationship should be continued or eliminated. If your determinations comply at a minimum to such standard, please provide as such in your disclosure, or otherwise describe what factors the relevant directors consider in their determination.

Part IV. Exhibits

Exhibits 99.1

17.   You disclose in response to prior comments 17 and 18 from our letter dated September 23, 2010 that you will file an amended report as an exhibit to a Current Report on Form 8-K. However, please note that you must file this report via EDGAR on an amended Form 10-K for the fiscal year ended December 31, 2009. Please refer to Exchange Act Rule 12b-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (212) 354-8113
        Kevin Keogh, Esq.
        Gregory Pryor, Esq.
        White & Case LLP